Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Mark M. Ham IV
Chief Financial Officer
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, GA 30318

>   **Re: Cagle's, Inc.**
>   **Form 10-K for the year ended April 1, 2006**
>   **Filed June 30, 2006**
>   **Form 10-Q for the quarter ended September 30, 2006**
>   **Filed November 9, 2006**
>   **File No. 001-07138**

Dear Mr. Ham:

We have reviewed your response and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended April 1, 2006

Note 6. Sales of Facilities, page 25

1.   We note your response to our prior comment number two. Please be advised that
        we believe your revised disclosure in future filings should provide similar level of
        detail as provided in your response to us for the reasons why the recognition of an
        impairment charge of the Macon assets was not required until the quarter ended
        September 30, 2006. Also, your revised disclosure should disclose the amount of
        assets remaining on the books as of the balance sheet date and how the fair value
        of such assets was determined and why you believe the value assigned was
        appropriate. Please confirm that you will to comply with our comment in future
        filings.

Form 10-Q for the quarter ended September 30, 2006

Item 2. Management's Discussion and Analysis
For the 13 and 26 weeks ended September 30, 2006
Results of Operations, page 7

2.   We note your response to prior comment number three. Please note that as part of
        your discussion and analysis within MD&A, you are required to provide
        information regarding the quality and potential variability of your earnings and
        cash flow so that readers can ascertain the likelihood that past performance is
        indicative of future performance. This includes, but is not limited to, a discussion
        of known material trends or uncertainties and an analysis of their effects within
        MD&A.   In this regard, we believe you should expand your disclosure to discuss
        the impact and mitigating factors the change in price of your raw ingredients will
        have on your current and future results of operations, liquidity, and financial
        condition in light of the significant change and volatility in price of your raw
        ingredients. Your revised disclosure should be in similar detail as provide in your
        response to us. Please confirm your understanding and that you will comply with
        the disclosure requirements of FR-72 in future filings.

                                    ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant